SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549






FORM 11-K

ANNUAL REPORT






Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


For the fiscal year ended December 31, 1995




ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES



ROCKWELL INTERNATIONAL CORPORATION
2201 Seal Beach Boulevard
Seal Beach, California  90740










ALLEN-BRADLEY SAVINGS AND INVESTMENT
PLAN FOR HOURLY EMPLOYEES
TABLE OF CONTENTS
                                                                    Page
INDEPENDENT AUDITORS' REPORT                                          1
FINANCIAL STATEMENTS FOR THE YEARS ENDED
	DECEMBER 31, 1995 AND 1994:
	Statements of Net Assets Available for Benefits                     	2
	Statements of Changes in Net Assets Available for Benefits          	3
	Notes to Financial Statements                                      	4-7
SUPPLEMENTAL SCHEDULES FOR THE
  YEAR ENDED DECEMBER 31, 1995:
	Item 27a - Schedule of Assets Held for Investment Purposes          	8
	Item 27d - Schedule of Reportable Transactions                      	9
SIGNATURES                                                          	S-1
EXHIBIT:

  INDEPENDENT AUDITORS' CONSENT                                      S-2










INDEPENDENT AUDITORS' REPORT

To the Allen-Bradley Savings and Investment Plan for Hourly Employees and Participants:

We have audited the accompanying financial statements of the Allen-Bradley Savings and Investment Plan for Hourly Employees, formerly known as the Allen-Bradley Employee Savings Plan for Hourly Employees, as of December 31, 1995 and 1994 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 20, 1996



ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES

Statements of Net Assets Available for Benefits
December 31, 1995 and 1994

                                                     Supplemental Information by Fund
                                                                                                       Non-Participant
                                                          Participant Directed                             Directed
                                            Guaranteed     Fixed                  Intermediate             Rockwell
                             December 31,     Return       Income    Diversified    Term Bond                Stock     December 31,
                                 1995          Fund         Fund         Fund         Fund      Loan Fund    Fund A        1994
Pooled insurance
  contract fund              $15,022,667   $15,022,667                                                               $14,201,730

Pooled investment funds        1,369,891                  $20,455     $1,255,041    $94,395

Money market fund                 69,189                                                860    $    706   $ 67,623

Participant loans                119,413                                                        119,413

Common stock - Rockwell
  International Corporation      359,180                                                                   359,180

    Total investments         16,940,340     15,022,667    20,455      1,255,041     95,255     120,119    426,803    14,201,730

Contributions receivable         151,493         69,494       185         48,239      2,040                 31,535        70,810

Interfund transfers                             (26,047)     (335)       (12,325)    (2,719)     41,426

TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS     $17,091,833    $15,066,114   $20,305     $1,290,955    $94,576    $161,545   $458,338   $14,272,540


See notes to financial statements.


ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES

Statements of Changes In Net Assets Available For Benefits
Years Ended December 31, 1995 and 1994
                                                    Supplemental Information by Fund
                                                                                                             Non-Par-
                                                                                                             ticipant
                                                                 Participant Directed                        Directed
                                                  Guaranteed   Fixed                  Intermediate           Rockwell
                                   December 31,    Return      Income   Diversified    Term Bond      Loan    Stock    December 31,
                                      1995           Fund       Fund       Fund           Fund        Fund    Fund A        1994
ADDITIONS TO PLAN ASSETS:
Earnings from investments:
  Interest                         $ 1,034,236   $ 1,033,504                                                  $    732  $  871,953
  Dividends                                554                                                                     554
  Net appreciation (depreciation)
    in fair value of investments        32,606                $   121    $  (1,222)     $ 1,005                 32,702
      Total investment
         income (loss)               1,067,396     1,033,504      121       (1,222)       1,005                 33,988     871,953

Contributions received or
  receivable from:
    Employer                           947,009       521,956                                                   425,053     599,151
    Participants                     2,173,594     2,101,678    2,675       64,153       5,088                           1,760,570
      Total contributions            3,120,603     2,623,634    2,675       64,153       5,088                 425,053   2,359,721

    Total additions                  4,187,999     3,657,138    2,796       62,931       6,093                 459,041   3,231,674

DEDUCTIONS FROM PLAN ASSETS -
  Payments to participants or
    beneficiaries                    1,584,877     1,584,174                                                       703     870,162
      Net income                     2,603,122     2,072,964    2,796       62,931       6,093                 458,338   2,361,512
NET TRANSFERS BETWEEN FUNDS                       (1,406,628)  17,509    1,228,024        (450)    $161,545
TRANSFERS FROM (TO)
  RELATED PLANS                        216,171       127,238                            88,933                           (199,279)

NET INCREASE                         2,819,293       793,574   20,305    1,290,955      94,576      161,545    458,338   2,162,233

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                14,272,540    14,272,540                                                            12,110,307

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                     $17,091,833   $15,066,114  $20,305   $1,290,955     $94,576     $161,545   $458,338 $14,272,540

See notes to financial statements.


ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994

1.	DESCRIPTION OF PLAN
The following brief description of the Allen-Bradley Savings and Investment
Plan for Hourly Employees (the "Plan") is provided for general information purposes only. Prior to October 1, 1995, the Plan's name was the Allen-
Bradley Employee Savings Plan for Hourly Employees. Participants should refer to the Plan document for more complete information.
a.	General - The Plan is a defined contribution savings plan established by
Allen-Bradley Company, Inc. (the "Company").  The Company is a wholly-
owned subsidiary of Rockwell International Corporation ("Rockwell").  The
Savings Plan Benefit Committee and the Plan Administrator control and manage the operation and administration of the Plan.  Effective
October 1, 1995, First Interstate Bank of California (the "Trustee")
became the trustee of the Plan assets.  Prior to that time an officer of the Company was trustee of the Plan assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.
	The Plan provides for four investment funds in which participant contributions to the Plan may be invested. These are the Fixed Income
Fund, which invests primarily in debt securities with maturities of three years or less; the Diversified Fund, which invests primarily in stocks, bonds and other corporate securities, except those issued by Rockwell;
the Guaranteed Return Fund, which invests in insurance company contracts providing a guarantee of principal and stated rate of interest for a specified period; and the Intermediate Term Bond Fund, which invests in
U.S. Treasury and government agency bonds with intermediate maturities averaging five years or less.  Company contributions are invested in the
Rockwell Stock Fund A, which invests in common stock of Rockwell.  Prior to October 1, 1995, generally all contributions were invested in a pooled guaranteed insurance contract fund. The operating results of such fund prior to October 1, 1995 are included with the Guaranteed Return Fund for
1995.
b.	Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 14% of compensation, as defined in the Plan.  Participant contributions can be made either before or after U.S. federal taxation of a participant's compensation. However, a participant's contribution on a before-tax basis is limited to 9% of the participant's base compensation for non-
highly compensated participants and to 8% for highly compensated participants. In addition, the Company contributes out of its current or accumulated earnings and profits, but not otherwise, an amount equal to
50% of the total amount of participant contributions provided that such amount shall not exceed an amount equal to 3% of compensation, less the amount of any forfeitures as provided by the Plan.  Effective October 1,
1995, the Plan was amended to provide for a variable Company match ranging from 50% to 100% of a participant's contributions, provided that such amount does not exceed 6% of a participant's base compensation. The percentage match is determined based on consolidated net sales growth of
Rockwell Automation.  Company contributions, effective October 1, 1995, are made in the form of cash or common stock of Rockwell or any combination thereof.
c.	Investment Elections - Participants may elect to have their participant contributions made to (i) the Fixed Income Fund; (ii) the Diversified
Fund; (iii) the Guaranteed Return Fund; (iv) the Intermediate Term Bond
Fund; or in 5% increments among any or all of the above funds. Company contributions are made entirely to the Rockwell Stock Fund A.
Participants with units in the Guaranteed Return Fund may elect to convert all or a part of their percentage interest in an insurance contract into units in other funds as the insurance contracts held within the Guaranteed Return Fund expire.
d.	Unit Values - Participants do not own specific securities or other assets in the various Funds, but have an interest therein represented by units valued as of the last business day of the month, which is generally the last stock-trading day of the month.  However, voting rights are extended to participants in proportion to their interest in Rockwell Common Stock held in Stock Fund A, as represented by common units.  Between valuation dates, contributions to and withdrawal payments from each fund are converted to units by dividing the amount of such transactions by the unit value as last determined, and the participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.
e.	Vesting - Each participant is fully vested at all times in the portion of a participant's account which relates to the participant's contributions and earnings thereon.  Upon termination of employment, Participants may receive their account balance, to the extent vested, in the form of a lump sum payment, installment payments or an annuity contract from a legal reserve life insurance company. Amounts contributed after
October 1, 1995 will no longer be distributed in the form of an annuity contract from a legal reserve life insurance policy.  Vesting in the
Company contribution portion of participant accounts plus actual earnings thereon is based on years of credited service.  A participant is 100 percent vested after five years of credited service.  Partial vesting occurs at a rate of 20% per year of credited service.  Vesting prior to
October 1, 1995 was based on participation in the Plan.  Participant before-tax contributions can be withdrawn provided the participant has either attained the age of 59-1/2 or is able to demonstrate financial hardship.
f.	Loans - A participant may obtain a loan in an amount as defined in the
Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account.  Interest is charged at a rate equal to the prime rate plus 1%.
The loans can be repaid through payroll deductions over periods ranging from 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full at any time.  Payments of principal and interest are credited to the participant's account.
Participants may have only one outstanding loan at a time.
g.	Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan. Forfeitures revert to the Company and reduce the Company's contributions to the Plan.  However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan, the participant's account will be restored.
h.	Benefit Claims Payable - Distributions and withdrawals from participant's accounts may be made at any time effective October 1, 1995.  Prior to that time, distributions and withdrawals were made quarterly.  As of
December 31, 1995 and December 31, 1994, net assets available for benefits included benefits of $72,316 and $216,166, respectively, due to participants who have withdrawn from participation in the Plan or who have requested partial distributions.
i.	Priorities Upon Termination of the Plan - The Company has the authority to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's employer contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.	Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.
b.	Valuation of Pooled Insurance Contract Fund - The pooled insurance contract fund is valued at the composite contract value of the guaranteed investment contracts held in the fund. Contract value represents contributions made by participants under the contracts, plus interest at the contract rates, less withdrawals or transfers by participants.  The fair value of the Plan's investment in the Pooled Insurance Contract Fund was approximately $15.3 million as of December 31, 1995.
c.	Valuation of Pooled Investment Funds - The Plan's interest in pooled investment funds represents investments in pooled investment funds in which the Plan and other Company and Rockwell defined contribution plans participate. The Plan's interest in the funds is carried at fair value based on quoted market prices.
d.	Valuation of Money Market Fund - Investments in a money market fund are stated at fair value, which is equivalent to cost.
e.	Valuation of Rockwell Common Stock - Investments in Rockwell Common Stock
are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year.
f.	Expenses - The Plan's expenses are paid by the Plan or the Company, as provided by the Plan document.
g.	Reclassifications - Certain 1994 amounts have been reclassified to conform with the 1995 presentation.

3.	INVESTMENTS
The Plan's investments which exceeded 5% of the Plan's net assets as of December 31, 1995 and 1994 are as follows:
                                                 1995             1994
   Guaranteed Return Fund
     (Pooled Insurance Contract Fund)         $15,022,667     $14,201,730
   Diversified Fund (Pooled Equity Fund)        1,255,041


4.	UNIT VALUES
Participation units outstanding and participants' equity per unit at December 31, 1995 are as follows:
                                                         Participants
                                  Units Outstanding     Equity Per Unit

  Guaranteed Return Fund             14,727,384               $1.023
  Fixed Income Fund                      17,370                1.169
  Diversified Fund                    1,252,139                1.031
  Intermediate Term Bond Fund            92,000                1.028
  Rockwell Stock Fund A                 420,880                1.089


5.	TAX STATUS
The Plan obtained its latest determination letter in 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
The Plan has been amended since receiving the determination letter. The Plan was not timely amended to bring it into compliance with the requirements of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988. The Company voluntarily requested to correct the defect under the Closing Agreement Program of the Internal Revenue Service. Under this program, the Company amended the Plan on September 28, 1995, to bring the Plan into compliance. On June 11, 1996, the Company and the Internal Revenue Service entered into a signed closing agreement in which the Internal Revenue Service concluded that it will treat the Plan as having been timely amended for purposes of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988 with respect to plan years beginning after December 31, 1986. As part of the agreement, the Company paid $27,500 in penalties.
Effective October 1, 1995, the Plan was amended and restated. The Company has not yet received a determination letter for the amended and restated plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under
Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1995. Therefore, no provision for income taxes is included in the Plan's financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995

           Column B                                 Column C                           Column D        Column E

                                            Description of Investment, Including
    Identity of Issue, Borrower,               Collateral, Rate of Interest,                            Current
      Lessor or Similar Party               Maturity Date, Par or Maturity Value         Cost            Value
Pooled Insurance Contract Fund:

  Guaranteed Return Fund (1)                Pooled insurance contract fund,
                                                  1,477,113 units                    $15,022,667      $15,022,667
Pooled Investment Funds:

  Diversified Fund (1)                      Pooled equity fund, 123,340 units          1,257,124        1,255,041

  Fixed Income Fund (1)                     Pooled income fund, 2,005 units               20,338           20,455

  Intermediate Term Bond Fund (1)           Pooled bond fund, 9,009 units                 93,390           94,395

Total Pooled Investment Funds                                                          1,370,852        1,369,891

* Rockwell International Corporation -
    Common Stock                            Common stock, 6,793 shares                   326,296          359,180

* Loans to Participants                     Notes, 9.75%, due 12 to 60 months
                                              from date of loan                          119,413          119,413
Money Market Funds:

*First Interstate Bank of California        Pacific American Fund U.S. Treasury           69,189           69,189

TOTAL INVESTMENTS                                                                    $16,908,417      $16,940,340

*  Party-in-interest.

(1)  Pooled funds held by First Interstate Bank of California, as trustee.


ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995

      Column A                    Column B                  Column C      Column D       Column G       Column H       Column I

                                                                                                      Current Value
                                                                                                       of Asset on
     Identity of                                             Purchase                     Cost of      Transaction      Gain or
    Party Involved             Description of Asset           Price      Selling Price     Asset           Date          (Loss)
SERIES TRANSACTIONS:

Guaranteed Return Fund   Pooled Insurance Contract Fund     $5,931,359                    $5,931,359     $5,931,359
Guaranteed Return Fund   Pooled Insurance Contract Fund                    $4,574,052      4,574,052      4,574,052

Diversified Fund         Pooled Equity Fund                  1,257,124                     1,257,124      1,257,124


SINGLE TRANSACTIONS:

Guaranteed Return Fund    Pooled Insurance Contract Fund                    2,052,591      2,052,591      2,052,591

Guaranteed Return Fund    Pooled Insurance Contract Fund                    2,007,382      2,007,382      2,007,382

Guaranteed Return Fund    Pooled Insurance Contract Fund     3,548,000                     3,548,000      3,548,000

Diversified Fund          Pooled Equity Fund                 1,089,590                     1,089,590      1,089,590








SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.


	ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
	FOR HOURLY EMPLOYEES


                                                         Roger J. Freitag
                                                         Roger J. Freitag
                                                         Plan Administrator
Date:  June 28, 1996





INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 333-00711 of Rockwell International Corporation on Form S-8, and the Prospectus dated February 5, 1996 with respect to the Securities covered thereby, of our report dated June 20, 1996, appearing in this Annual Report on Form 11-K of the Allen-Bradley Savings and Investment Plan for Hourly Employees for the year ended December 31, 1995.

Deloitte & Touche LLP

Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 28, 1996